

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

David Soares
Chief Financial Officer
Kirkland Lake Gold Ltd.
200 Bay Street, Suite 3120
Toronto, Ontario M5J2J1
Canada

  Re: Kirkland Lake Gold Ltd.
    Form 40-F for the Fiscal Year Ended December 31, 2019
    Filed March 31, 2020
    File No. 001-38179

Dear Mr. Soares:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2019 Filed March 31, 2020

Exhibit 99.1 Annual Information Form
Material Properties
The Macassa Mine, page 63

1. We note your disclosure of the results of an economic analysis that appears to include resource ounces based upon mineral resource conversion factors for measured and indicated resources and inferred resources. Please tell us the level of study contemplated considering the inclusion of measured, indicated, and inferred resources.

2. As your economic study includes inferred resources, please tell us if cautionary language is required accompanying the results of the study under National Instrument 43-101.

David Soares
Kirkland Lake Gold Ltd.
September 15, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation